August 16, 2006

Mr. Ramani Ayer
Chairman, President and Chief Executive Officer
The Hartford Financial Services Group, Inc.
Hartford Plaza
Hartford, Connecticut 06115-1900

      Re: **The Hartford Financial Services Group, Inc.**
                Form 10-K for fiscal year ended December 31, 2005
                File No. 001-13958

Dear Mr. Ayer:

    We have completed our review of your Form 10-K and have no further comments at this time.

                          Sincerely,

                          Kevin Woody
                          Accounting Branch Chief